Exhibit 99.1

New Oriental Announces Results for the Second Fiscal Quarter Ended November 30, 2012

BEIJING, Jan. 29, 2013 /PRNewswire/ — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended November 30, 2012, which is the second quarter of New Oriental’s fiscal year 2013.

Highlights for the Second Fiscal Quarter Ended November 30, 2012

•	Total net revenues increased by 30.4% year-over-year to US$165.9 million from US$127.2 million in the same period of the prior fiscal year.

•	Loss from operations was US$26.9 million, compared to a loss of US$3.2 million in the same period of the prior fiscal year.

•

Non-GAAP loss from operations, which excludes share-based compensation expenses, was US$20.1 million, compared to non-GAAP income from operations of US$1.0 million in the same period of the prior fiscal year.

•	Net loss attributable to New Oriental was US$15.8 million, compared to net income attributable to New Oriental of US$3.3 million in the same period of the prior fiscal year.

•

Non-GAAP net loss attributable to New Oriental, which excludes share-based compensation expenses, was US$9.0 million, compared to non-GAAP net income attributable to New Oriental of US$7.5 million in the same period of the prior fiscal year.

•

Basic and diluted net loss attributable to New Oriental per ADS were US$0.10 and US$0.10, respectively. Non-GAAP basic and diluted net loss per ADS, which excludes share-based compensation expenses, were US$0.06 and US$0.06, respectively. Each ADS represents one common share of the Company.

•

Total student enrollments in academic subjects tutoring and test preparation courses increased by 7.2% year-over-year to approximately 505,500 from approximately 471,600 in the same period of the prior fiscal year.

•

The total number of schools and learning centers increased to 744 in the quarter ended November 30, 2012, up from 726 in the previous quarter. New Oriental added a net of 18 schools and learning centers in the quarter.

Financial and Student Enrollments Summary – Second Fiscal Quarter 2013 and First Six Months of Fiscal Year 2013

(in thousands US$, except per ADS data, student enrollments and percentages)

	Q2 of FY2013	Q2 of FY2012	Pct. Change
Net revenues	165,906	127,194	30.4%
Net income/(loss) attributable to New Oriental	(15,769)	3,314
Non-GAAP net income/(loss) attributable to New Oriental(1)	(8,968)	7,545
Operating income/(loss)	(26,857)	(3,240)	728.9%
Non-GAAP operating income/(loss)(1)	(20,056)	991
Net income/(loss) per ADS attributable to New Oriental - basic(2)	(0.10)	0.02
Net income/(loss) per ADS attributable to New Oriental - diluted(2)	(0.10)	0.02
Non-GAAP net income/(loss) per ADS attributable to New Oriental - basic(1)(2)(3)	(0.06)	0.05
Non-GAAP net income/(loss) per ADS attributable to New Oriental - diluted(1)(2)(3)	(0.06)	0.05
Total student enrollments in academic subjects tutoring and test preparation courses	505,500	471,600	7.2%

	1H of FY2013	1H of FY2012	Pct. Change
Net revenues	501,735	394,044	27.3%
Net income attributable to New Oriental	80,083	94,023	(14.8)%
Non-GAAP net income attributable to New Oriental(1)	93,604	105,069	(10.9)%
Operating income	74,698	91,926	(18.7)%
Non-GAAP operating income(1)	88,219	102,972	(14.3)%
Net income per ADS attributable to New Oriental - basic(2)	0.51	0.61	(15.6)%
Net income per ADS attributable to New Oriental - diluted(2)	0.51	0.60	(15.3)%
Non-GAAP net income per ADS attributable to New Oriental - basic(1)(2)(3)	0.60	0.68	(11.7)%
Non-GAAP net income per ADS attributable to New Oriental - diluted(1)(2)(3)	0.59	0.67	(11.4)%
Total student enrollments in academic subjects tutoring and test preparation courses	1,404,400	1,279,300	9.8%

(1)	New Oriental provides net income (loss) attributable to New Oriental, operating income (loss), and net income (loss) per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(2)	Each ADS represents one common share.
(3)	The non-GAAP adjusted net income (loss) per share and per ADS are computed using non-GAAP adjusted net income (loss) and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Michael Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “We maintained healthy year-over-year top-line growth of 30.4% in the second fiscal quarter, and our revenue from second- and third-tier cities outside Beijing and Shanghai continued to grow significantly, by 40% year-over-year. While we slowed down our network expansion in the second quarter to focus on utilization, over the last four quarters we added a net of over 200 new learning centers, compared to just 80 over the four preceding quarters up to November 30, 2011, and this has put significant pressure on cost and expenses. These added pressures, combined with the seasonally low utilization, produced a net loss of US$15.8 million in the second quarter. The loss this quarter was also partly attributable to the expenses incurred in this quarter from the internal investigation and regulatory proceedings. Furthermore, our most profitable schools, in Beijing and Shanghai, continued to underperform, with revenues increasing by only 20% and net income falling over 50%. Our overseas test preparation business in Beijing, Shanghai and some other cities is facing growing competition as we reduce class sizes in accordance with market needs. Our overseas test preparation programs recorded a 7% year-over-year enrollment decrease and 22% year-over-year gross revenue growth.”

Mr. Yu continued, “On the positive side, the execution of our ‘Harvest the Market’ strategy is making good progress. We slowed down our expansion considerably by only adding a net of 18 schools and learning centers during this quarter. We opened a new school in Shiyan city, integrated the newly acquired China Management Software Institute in Beijing, and added a net of 16 learning centers in around 10 second- and third-tier cities. Meanwhile, our total headcount was reduced by about 1,500 during the quarter, following net headcount increases in the previous three quarters. In order to improve our long-term profitability, we will continue to execute this strategy in the coming quarters, and we expect to return to profitability in the current quarter and improve bottom-line margins in a couple of quarters.”

Louis T. Hsieh, New Oriental’s President and Chief Financial Officer, commented, “Our sustained top-line growth was driven by the good performance of a number of our key business lines. First, our K-12 all-subjects after-school tutoring business recorded over 14% year-over-year enrollment growth and over 50% year-over-year gross revenue growth. Second, our VIP personalized classes across the board recorded year-over-year enrollment growth of about 25% to over 25,100 and year-over-year cash revenue growth of over 38% to over US$62 million in this quarter. Finally, our ‘Vision Overseas Study Consulting’ business continued its outstanding performance, with year-over-year revenue growth of over 97% to about US$7.5 million in the quarter.”

Financial Results for the Fiscal Quarter Ended November 30, 2012

For the second fiscal quarter of 2013, New Oriental reported net revenues of US$165.9 million, representing a 30.4% increase year-over-year.

Net revenues from educational programs and services for the second fiscal quarter were US$149.3 million, representing a 29.5% increase year-over-year. Growth was mainly driven by an increase in student enrollments in academic subjects tutoring and test preparation courses, as well as an increase in average selling prices resulting from price increases and an increase in the number of students selecting more expensive, smaller class options. Total student enrollments in academic subjects tutoring and test preparation courses in the second quarter of fiscal year 2013 increased by 7.2% year-over-year to approximately 505,500, from approximately 471,600 in the same period of the prior fiscal year.

Operating costs and expenses for the quarter were US$192.8 million, a 47.8% increase year-over-year. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, for the quarter were US$186.0 million, a 47.4% increase year-over-year.

Cost of revenues for the quarter increased by 38.2% year-over-year to US$80.7 million, primarily due to increases in the number of courses being offered and the number of schools and learning centers in operation.

Selling and marketing expenses for the quarter increased by 42.5% year-over-year to US$34.3 million, primarily due to an increase in the number of customer service representatives and brand promotion expenses.

General and administrative expenses for the quarter increased by 62.1% year-over-year to US$77.7 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$70.9 million, a 62.2% increase year-over-year, primarily due to increased headcount as the Company expanded its network of schools and learning centers, as well as expenses relating to the Company’s internal investigation and regulatory proceedings accrued in this quarter.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 60.7% to US$6.8 million in the second quarter of fiscal year 2013 from US$4.2 million in the same period of the prior fiscal year.

Loss from operations for the quarter was US$26.9 million, compared to a loss of US$3.2 million in the same period of the prior fiscal year. Non-GAAP loss from operations for the quarter was US$20.1 million, compared to non-GAAP income from operations of US$1.0 million in the same period of the prior fiscal year.

Operating margin for the quarter was negative 16.2%, compared to negative 2.5% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes the impact of share-based compensation expenses for the quarter, was negative 12.1%, compared to positive 0.8% in the same period of the prior fiscal year. Operating margins were negatively affected by the large increase in cost and expenses mainly due to the heavy investment in learning center expansion.

Net loss attributable to New Oriental for the quarter was US$15.8 million, compared to net income attributable to New Oriental of US$3.3 million in the same period of the prior fiscal year. Basic and diluted net loss per ADS attributable to New Oriental were US$0.10 and US$0.10, respectively.

Non-GAAP net loss attributable to New Oriental for the quarter was US$9.0 million, compared to non-GAAP net income attributable to New Oriental of US$7.5 million in the same period of the prior fiscal year. Non-GAAP basic and diluted net loss per ADS attributable to New Oriental were US$0.06 and US$0.06, respectively.

Capital expenditures for the quarter were US$16.2 million, primarily attributable to the addition of learning centers.

As of November 30, 2012, New Oriental had cash and cash equivalents of US$282.3 million and short term investment of US$509.2 million, compared to cash and cash equivalents of US$512.5 million and short term investment of US$303.9 million as of August 31, 2012. Net operating cash flow for the second quarter of fiscal year 2013 was approximately US$4.3 million.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses, and recognized proportionally as revenue as the instructions are delivered, as of November 30, 2012, was US$278.0 million, an increase of 37.8% compared to US$201.8 million as of November 30, 2011.

Financial Results for the Six Months Ended November 30, 2012

For the first six months of fiscal year 2013, New Oriental reported net revenues of US$501.7 million, representing a 27.3% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first six months of fiscal year 2013 increased by 9.8% to approximately 1,404,400 from approximately 1,279,300 in the same period of the prior fiscal year.

Income from operations for the first six months of fiscal year 2013 was US$74.7 million, representing an 18.7% decrease year-over-year. Non-GAAP income from operations for the first six months of fiscal year 2013 was US$88.2 million, representing a 14.3% decrease year-over-year.

Operating margin for the first six months of fiscal year 2013 was 14.9%, compared to 23.3% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first six months of fiscal year 2013, was 17.6%, compared to 26.1% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first six months of fiscal year 2013 was US$80.1 million, representing a 14.8% decrease year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2013 amounted to US$0.51 and US$0.51, respectively.

Non-GAAP net income attributable to New Oriental for the first six months of fiscal year 2013 was US$93.6 million, representing a 10.9% decrease year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2013 amounted to US$0.60 and US$0.59, respectively.

Outlook for Third quarter of Fiscal Year 2013

New Oriental expects its total net revenues in the third quarter of fiscal year 2013 (December 1, 2012, to February 28, 2013) to be in the range of US$212.4 million to US$220.9 million, representing year-over-year growth in the range of 25% to 30%, excluding the impact from the disposal of the ELITE English business. Compared to the Company’s reported net revenues for the third quarter of fiscal year 2012, which included revenues from ELITE English, the growth is in the range of 22% to 27%. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on January 29, 2013, U.S. Eastern Time (9 PM on January 29, 2013, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-718-354-1231
Hong Kong:	+852-2475-0994
UK:	+44-20-3059-8139

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until February 5, 2013:

International:	+61-2-8199-0299
Passcode:	85008261

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2013 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao
New Oriental Education and Technology Group Inc.
Tel: +86-10-6260-5568
Email: zhaosisi@xdf.cn

Mr. Nick Beswick
Beijing Brunswick Consultancy Ltd.
Tel: +86-10-5960-8600
Email: edu@brunswickgroup.com

In the U.S.:

Ms. Patricia Graue
Brunswick Group LLC
Tel: +1-415-671-7676
Email: edu@brunswickgroup.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of November 30 2012	As of August 31 2012
	(Unaudited) USD	(Unaudited) USD
ASSETS:
Current assets:
Cash and cash equivalents	282,349	512,460
Restricted cash	3,031	4,135
Term deposits	48,068	74,222
Short term investments	509,229	303,862
Accounts receivable, net	4,174	4,183
Inventory	21,264	20,734
Deferred tax assets, current	6,463	5,662
Prepaid expenses and other current assets	58,309	59,685
Amounts due from related parties, current	1,998	—

Total current assets	934,885	984,943
Property, plant and equipment, net	244,520	217,608
Land use right, net	4,532	3,465
Amounts due from related party, non-current	1,060	1,195
Deferred tax assets, non-current	1,647	1,858
Long term deposit	12,832	14,111
Long term prepaid rent	1,647	1,903
Prepayment for business acquisition	—	3,735
Intangible assets	913	821
Goodwill	3,704	1,804
Long term investments	3,978	3,002

Total assets	1,209,718	1,234,445

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to New Oriental of US$9,606 and US$9,956 as of August 31, 2012 and November 30, 2012, respectively)	9,958	9,758
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to New Oriental of US$101,041 and US$80,910 as of August 31, 2012 and November 30, 2012, respectively)	96,917	113,730
Dividend payable (including dividend payable of the consolidated VIEs without recourse to New Oriental of nil and nil as of August 31, 2012 and November 30, 2012, respectively)	—	50,000
Income tax payable (including income tax payable of the consolidated VIEs without recourse to New Oriental of US$19,460 and US$16,085 as of August 31, 2012 and November 30, 2012, respectively)	13,011	22,533
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to New Oriental of US$88 and US$985 as of August 31, 2012 and November 30, 2012, respectively)	985	88
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to New Oriental of US$241,070 and US$274,821 as of August 31, 2012 and November 30, 2012, respectively)	278,040	243,621

Total current liabilities	398,911	439,730
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to New Oriental of US$47 and US$1,846 of August 31, 2012 and November 30, 2012, respectively)	1,846	101
Acquisition payable (including acquisition payables of the consolidated VIEs without recourse to New Oriental of nil and US$4,312 as of August 31, 2012 and November 30, 2012, respectively)	4,312	—

Total long-term liabilities	6,158	101
Total liabilities	405,069	439,831

Total shareholder’s equity	804,649	794,614
Total liabilities and shareholder’s equity	1,209,718	1,234,445

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2012	2011
	(Unaudited) USD	(Unaudited) USD
Net Revenues:
Educational Programs and services	149,284	115,270
Books and others	16,622	11,924

Total net revenues	165,906	127,194

Operating costs and expenses (note 1):
Cost of revenues	80,679	58,368
Selling and marketing	34,347	24,106
General and administrative	77,737	47,960

Total operating costs and expenses	192,763	130,434

Operating loss	(26,857)	(3,240)

Other income, net	7,180	6,372
Benefits for income taxes	3,908	922
Income (Loss) from continuing operations	(15,769)	4,054
Loss on discontinued operations, net of tax	—	(740)

Net income (loss) attributable to New Oriental Education & Technology Group Inc.	(15,769)	3,314

Net income per share attributable to New Oriental-Basic
Income (Loss) from continuing operations	(0.10)	0.03
Loss on discontinued operations	—	(0.00)

Net income per share attributable to New Oriental-Diluted
Income (Loss) from continuing operations	(0.10)	0.03
Loss on discontinued operations	—	(0.00)

Net income per ADS attributable to New Oriental-Basic (note 2)
Income (Loss) from continuing operations	(0.10)	0.03
Loss on discontinued operations	—	(0.00)

Net income per ADS attributable to New Oriental-Diluted (note 2)
Income (Loss) from continuing operations	(0.10)	0.03
Loss on discontinued operations	—	(0.00)
Other comprehensive income (loss), net of tax	15,760	(747)

Comprehensive income (loss)	(9)	2,567

Comprehensive income (loss) attributable to New Oriental Education & Technology Group Inc.	(9)	2,567

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended November 30
	2012	2011
	(Unaudited) USD	(Unaudited) USD
Cost of revenues	—	—
Selling and marketing	—	—
General and administrative	6,081	4,231

Total	6,081	4,231

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2012	2011
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	77,737	47,960
Share-based compensation expense in general and administrative expenses	6,801	4,231

Non-GAAP general and administrative expenses	70,936	43,729
Total operating costs and expenses	192,763	130,434
Share-based compensation expenses	6,801	4,231

Non-GAAP operating costs and expenses	185,962	126,203
Operating loss	(26,857)	(3,240)
Share-based compensation expenses	6,801	4,231

Non-GAAP operating income (loss)	(20,056)	991
Operating margin	-16.2%	-2.5%
Non-GAAP operating margin	-12.1%	0.8%
Net income (loss) attributable to New Oriental	(15,769)	3,314
Share-based compensation expense	6,801	4,231

Non-GAAP net income (loss)	(8,968)	7,545
Net income (loss) per ADS attributable to New Oriental - Basic (note 1)	(0.10)	0.02
Net income (loss) per ADS attributable to New Oriental - Diluted (note 1)	(0.10)	0.02
Non-GAAP net income (loss) per ADS attributable to New Oriental - Basic (note 1)	(0.06)	0.05
Non-GAAP net income (loss) per ADS attributable to New Oriental - Diluted (note 1)	(0.06)	0.05
Weighted average shares used in calculating basic net income per ADS (note 1)	155,856,826	154,706,757
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,930,678	157,000,285
Non-GAAP Income (loss) per share - basic	(0.06)	0.05
Non-GAAP Income (loss) per share - diluted	(0.06)	0.05

Note 1: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2012	2011
	(Unaudited) USD	(Unaudited) USD
Net Revenues:
Educational Programs and services	457,139	362,035
Books and others	44,596	32,009

Total net revenues	501,735	394,044

Operating costs and expenses (note 1):
Cost of revenues	198,895	148,053
Selling and marketing	73,817	52,329
General and administrative	154,325	101,736

Total operating costs and expenses	427,037	302,118

Operating income	74,698	91,926

Other income, net	14,919	11,540
Provision for income taxes	(9,127)	(8,306)
Income from continuing operations	80,490	95,160
Loss on discontinued operations, net of tax	(407)	(1,137)

Net income attributable to New Oriental Education & Technology Group Inc.	80,083	94,023

Net income per share attributable to New Oriental-Basic
Income from continuing operations	0.52	0.62
Loss on discontinued operations	(0.00)	(0.01)

Net income per share attributable to New Oriental-Diluted
Income from continuing operations	0.51	0.61
Loss on discontinued operations	(0.00)	(0.01)

Net income per ADS attributable to New Oriental-Basic (note 2)
Income from continuing operations	0.52	0.62
Loss on discontinued operations	(0.00)	(0.01)

Net income per ADS attributable to New Oriental-Diluted (note 2)
Income from continuing operations	0.51	0.61
Loss on discontinued operations	(0.00)	(0.01)
Other comprehensive income, net of tax	16,003	7,761

Comprehensive income	96,086	101,784

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	96,086	101,784

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Six Months Ended November 30
	2012	2011
	(Unaudited) USD	(Unaudited) USD

Cost of revenues	—	216
Selling and marketing	—	—
General and administrative	13,521	10,830

Total	13,521	11,046

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2012	2011
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	154,325	101,736
Share-based compensation expense in general and administrative expenses	13,521	10,830

Non-GAAP general and administrative expenses	140,804	90,906
Total operating costs and expenses	427,037	302,118
Share-based compensation expenses	13,521	11,046

Non-GAAP operating costs and expenses	413,516	291,072
Operating income	74,698	91,926
Share-based compensation expenses	13,521	11,046

Non-GAAP operating income	88,219	102,972
Operating margin	14.9%	23.3%
Non-GAAP operating margin	17.6%	26.1%
Net income attributable to New Oriental	80,083	94,023
Share-based compensation expense	13,521	11,046

Non-GAAP net income	93,604	105,069
Net income per ADS attributable to New Oriental - Basic (note 1)	0.51	0.61
Net income per ADS attributable to New Oriental - Diluted (note 1)	0.51	0.60
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.60	0.68
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.59	0.67
Weighted average shares used in calculating basic net income per ADS (note 1)	155,716,176	154,377,584
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,589,419	156,747,335
Non-GAAP Income per share - basic	0.60	0.68
Non-GAAP Income per share - diluted	0.59	0.67

Note 1: Each ADS represents one common share.